March 18, 2019

VIA EDGAR

Mr. David Manion
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Guggenheim Credit Allocation Fund (File Nos. 811-22715; 333-198646)
Guggenheim Strategy Funds Trust (File No. 811-22946)
(together, the “Registrants”)

Dear Mr. Manion:

On behalf of the Registrants, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone conversation between you and me as well as Amy J. Lee, Michael P. Megaris, and James M. Howley from the Registrants, Cameron Jordan from Skadden, Arps, Slate, Meagher & Flom LLP and James V. Catano from Dechert LLP on February 20, 2019. These comments pertain to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR for each Registrant, and the series of Guggenheim Strategy Funds Trust (collectively with Guggenheim Credit Allocation Fund, each a “Fund”), relating to each Registrant’s most recently completed fiscal year. A summary of the SEC staff’s comments, followed by the responses of the applicable Registrant(s), is set forth below.

Comment 1:
To the extent that a Fund held an open repurchase agreement at the end of its fiscal year, please confirm that each such repurchase agreement was a variable rate repurchase agreement. In addition, in future financial statements, please disclose the base interest rate and spread for variable rate open repurchase agreements.

Response:
The Registrants confirm that each open repurchase agreement held by a Fund at the end of its fiscal year was a variable rate repurchase agreement. The Registrants will make this change in future reports.

Comment 2:	In future financial statements of Guggenheim Strategy Funds Trust, please update disclosures and treatment of money received from settled lawsuits to reflect Generally Accepted Accounting Principles.

Response:	The Registrant will make this change in future reports.

Comment 3:
In future financial statements of Guggenheim Strategy Funds Trust, please update the note to the financial statements relating to security transactions and paydowns to reflect treatment of paydown gains and losses.

Response:    The Registrant will make this change in future reports.

* * *
Please call Amy J. Lee at 913.825.2638 with any questions or comments regarding this letter, or if she may assist you in any way.
Sincerely,

/s/ John L. Sullivan
John L. Sullivan
Chief Financial Officer, Chief Accounting Officer and Treasurer
Guggenheim Credit Allocation Fund
Guggenheim Strategy Funds Trust